UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,724
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,724
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,724
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,724
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Glenhurst Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 172,271
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 172,271
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 257,506
	8	SHARED VOTING POWER 260,995
	9	SOLE DISPOSITIVE POWER 257,506
	10	SHARED DISPOSITIVE POWER 260,995
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,288
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,288
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,288
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,288
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,288
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,288
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS William James Farrell III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74265M205

Item 1.                      Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.                      Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

By virtue of Raymond E. Cabillot and William James Farrell III agreeing to serve as nominees for election to the Company’s Board of Directors in connection with the nomination of director candidates by the AO Partners Group (as defined below), the Farnam Group (as defined below) and Mr. Farrell may be deemed to constitute a “group” with the AO Partners Group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Farnam Group and Mr. Farrell expressly disclaim beneficial ownership of securities held by the AO Partners Group and by each other.  The securities reported herein as being beneficially owned by the Farnam Group and Mr. Farrell do not include any securities held by each other or by any member of the AO Partners Group.

The parties identified in the list below constitute the “Farnam Group”.  The Farnam Group expressly disclaims beneficial ownership of securities held by Mr. Farrell and the AO Partners Group.  The securities reported herein as being beneficially owned by the Farnam Group do not include any securities held by Mr. Farrell or the AO Partners Group.

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”).

●	Farnam Street Capital, Inc., a Minnesota corporation and General Partner of Farnam Fund (“Farnam Capital”).

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital and as a nominee for director.

The parties identified in the list below constitute the “AO Partners Group”.  The AO Partners Group expressly disclaims beneficial ownership of securities held by Mr. Cabillot and Mr. Farrell.  The securities reported herein as being beneficially owned by the AO Partners Group do not include any securities held by Mr. Cabillot and Mr. Farrell.

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund (“AO Partners”).

●	Glenhurst Co., a Minnesota corporation and wholly owned by Nicholas J. Swenson (“Glenhurst”).

●	Nicholas J. Swenson as the Managing Member of AO Partners, as the sole owner of Glenhurst and as an individual.

CUSIP No. 74265M205

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.  While the Farnam Group and Mr. Farrell may be deemed to constitute a “group” with the AO Partners Group for purposes of Section 13(d)(3) of the Exchange Act, due to Mr. Cabillot and Mr. Farrell agreeing to serve as nominees for election to the Company’s Board of Directors in connection with the nomination of director candidates by the AO Partners Group, neither Mr. Cabillot nor Mr. Farrell is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the AO Partners Group as to how he will, if elected as a director of the Company, act or vote on any issue or question.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners.

(2) shares of Common Stock held in the name of Glenhurst in Mr. Swenson’s capacity as sole owner of Glenhurst.

(3) shares of Common Stock held by Mr. Swenson as an individual.

The principal business address of each of AO Partners Fund, AO Partners, Glenhurst and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners and Glenhurst are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor, (2) serving as the sole Managing Member of AO Partners and (3) serving as sole Managing Member and President of Groveland Capital, LLC, a Delaware limited liability company and investment manager.

The principal business address of Raymond E. Cabillot, Farnam Fund and Farnam Capital is 3033 Excelsior Blvd., Suite 320, Minneapolis, Minnesota 55416.  Each of Farnam Fund and Farnam Capital are engaged in various interests, including investments.  Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Street Capital, Inc., the General Partner of Farnam Street Partners, L.P., a private investment partnership located in Minneapolis, Minnesota.

The principal business address of William James Farrell III is c/o Vizsy, Inc., 1001 Twelve Oaks Center Dr., Suite 1009, Wayzatta, Minnesota 55391.  Mr. Farrell serves as Chief Executive Officer and a director of Viszy, Inc, a start-up developing software and services targeting the consumer market.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 74265M205

(f)           Each of Messrs. Swenson, Cabillot and Farrell is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund and Glenhurst and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is $1,042,392.

The Common Stock of the Farnam Group was acquired in open market purchases with working capital of Farnam Fund.  The amount of funds expended to acquire these shares is $344,695.

Mr. Farrell acquired his Common Stock in an open market purchase with his personal investment capital.  The amount of funds he expended to acquire his shares is $1,790.

Item 4.                      Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.  The Farnam Group acquired shares of Common Stock because it believes that the Common Stock was undervalued and represented an attractive investment.

On June 27, 2012, Mr. Swenson submitted notice to the Issuer of his intent to nominate Mr. Swenson, Mr. Cabillot and Mr. Farrell as nominees for election as directors at the Company’s 2012 Annual Shareholder Meeting.  A copy of the nomination letter is attached as Exhibit 3 hereto.

Mr. Swenson requested that the Board of Directors of the Issuer appoint him as a director.  The Issuer has denied Mr. Swenson’s request to be appointed as a director.  On June 1, 2012, Mr. Swenson responded to the Issuer requesting clarification for the Board’s decision not to appoint him as a director.  A copy of the letter is attached as Exhibit 2 to Amendment No. 5 to the Schedule 13D.  The Issuer responded in a letter dated June 15, 2012, a copy of which is attached as Exhibit 4 hereto.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 74265M205

Item 5.                      Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 3,272,350 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended June 30, 2012) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	88,724	2.7%
AO Partners (1)	88,724	2.7%
Glenhurst	172,271	5.3%
Nicholas J. Swenson (2) (3)	518,501	15.8%
Farnam Fund	155,288	4.7%
Farnam Capital (4)	155,288	4.7%
Raymond E. Cabillot (5)	155,288	4.7%
William James Farrell III	1,000	0.03%

(1)
AO Partners is the General Partner of AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the 88,724 shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to the 88,724 shares of Common Stock held by AO Partners Fund.

(3)
Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with Glenhurst with regard to the 172,271 shares of Common Stock held by Glenhurst.

(4)
Farnam Capital is the General Partner of Farnam Fund.  Because Mr. Cabillot is the Chief Executive Officer and a director of Farnam Capital, he has the power to direct the affairs of Farnam Capital.  Therefore, Farnam Capital may be deemed to share with Mr. Cabillot voting and dispositive power with regard to the 155,288 shares of Common Stock held by Farnam Fund.

(5)
Because Mr. Cabillot is the Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Fund, he has the power to direct the affairs of Farnam Fund, including the voting and disposition of shares of Common Stock held in the name of Farnam Fund.  Therefore, Mr. Cabillot is deemed to share voting and dispositive power with Farnam Fund with regard to the 155,288 shares of Common Stock held by Farnam Fund.

(b)           Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners Fund and Glenhurst by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

CUSIP No. 74265M205

Mr. Cabillot has shared voting and dispositive power of the Common Stock beneficially owned by Farnam Fund by virtue of such entity’s and person’s relationship to the other as described in Item 5(a).

(c)           The following purchases have occurred since the filing of Amendment No. 6 to this Schedule 13D:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Farnum Fund	09/11/12	528	$1.7200	Open market purchase
AO Partners	09/14/12	3,362	$1.6979	Open market purchase
Farnam Fund	09/14/12	3,362	$1.7225	Open market purchase
AO Partners	09/18/12	300	$1.6900	Open market purchase
Farnam Fund	09/18/12	300	$1.7600	Open market purchase
AO Partners	09/20/12	386	$1.6900	Open market purchase
Farnum Fund	09/20/12	386	$1.7489	Open market purchase
AO Partners	10/01/12	2,384	$1.7949	Open market purchase
Farnam Fund	10/01/12	2,385	$1.8212	Open market purchase
William James Farrell III	10/01/12	1,000	$1.7900	Open market purchase
AO Partners	10/03/12	486	$1.7747	Open market purchase
Farnam Fund	10/03/12	486	$1.8256	Open market purchase
AO Partners	10/05/12	6,743	$1.8921	Open market purchase
Farnum Fund	10/05/12	6,743	$1.9143	Open market purchase
AO Partners	10/10/12	770	$1.7781	Open market purchase
Farnam Fund	10/10/12	770	$1.8176	Open market purchase
AO Partners	10/12/12	783	$1.8300	Open market purchase
Farnam Fund	10/12/12	783	$1.8692	Open market purchase
AO Partners	10/16/12	4,050	$1.8799	Open market purchase
Farnum Fund	10/16/12	4,050	$1.9037	Open market purchase
AO Partners	10/17/12	13,442	$1.9057	Open market purchase
Farnam Fund	10/17/12	13,443	$1.9268	Open market purchase
AO Partners	10/18/12	11,950	$1.9062	Open market purchase
Farnam Fund	10/18/12	11,950	$1.9275	Open market purchase
AO Partners	10/19/12	1,196	$1.9343	Open market purchase
Farnum Fund	10/19/12	1,197	$1.9668	Open market purchase
Farnam Fund	10/22/12	251	$1.8898	Open market purchase
AO Partners	10/23/12	2,375	$1.8000	Open market purchase
Farnam Fund	10/23/12	2,375	$1.8263	Open market purchase
AO Partners	10/24/12	500	$1.9900	Open market purchase
Farnum Fund	10/24/12	500	$2.0400	Open market purchase
AO Partners	10/25/12	1,485	$1.8701	Open market purchase
Farnam Fund	10/25/12	1,485	$1.8701	Open market purchase

CUSIP No. 74265M205

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

With respect to Farnam Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund and AO Partners for liabilities he may incur in connection with his duties for the AO Partners Group, including the intended solicitation of proxies for use at the 2012 Annual Meeting of Shareholders of the Company.  AO Partners Fund and AO Partners will also reimburse Mr. Swenson for expenses that he reasonably incurs in connection with the intended solicitation of proxies for use at the 2012 Annual Meeting of Shareholders of the Company.  Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the AO Partners Group, the Farnam Group or Mr. Farrell (or any other person) as to how Mr. Swenson, if elected as a director of the Company, will act or vote on any issue or question.

Mr. Cabillot is indemnified by Farnam Fund and Farnam Capital for liabilities he may incur in connection with his duties for the Farnam Group.

Messrs. Cabillot and Farrell are indemnified by AO Partners Fund and AO Partners for liabilities they may incur in connection with the intended solicitation of proxies for use at the 2012 Annual Meeting of Shareholders of the Company.  AO Partners Fund and AO Partners will also reimburse Messrs. Cabillot and Farrell for expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2012 Annual Meeting of Shareholders of the Company.  Neither Mr. Cabillot nor Mr. Farrell is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the AO Partners Group, each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 74265M205

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.*

2	Letter from Nick Swenson to the Board of Directors of the Company dated June 1, 2012.*

3	Notice of Intent to Nominate Directors from Nicholas Swenson to Secretary of the Company dated June 27, 2012.*

4	Letter from the Company to Nick Swenson dated June 15, 2012.*
_______________ *Previously filed

CUSIP No. 74265M205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 26, 2012

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GLENHURST CO. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
FARNAM STREET PARTNERS, L.P. By: FARNAM STREET CAPITAL, INC. General Partner By: /s/ Raymond E. Cabillot Raymond E. Cabillot Chief Executive Officer

CUSIP No. 74265M205

FARNAM STREET CAPITAL, INC. By: /s/ Raymond E. Cabillot Raymond E. Cabillot Chief Executive Officer

By: /s/ Nicholas J. Swenson Nicholas J. Swenson
By: /s/ Raymond E. Cabillot Raymond E. Cabillot
By: /s/ William James Farrell III William James Farrell III